FINAL AMENDMENT TO

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities

Exchange Act of 1934 and Rule 13e-3 Thereunder

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

SOUTH STREET FINANCIAL CORP.

(Name of Issuer)

SOUTH STREET FINANCIAL CORP.

(Name of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

840486102

(CUSIP Number of Class of Securities)

R. Ronald Swanner

155 West South Street

Ablemarle, NC 28001

(704) 982-9184

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

John M. Cross, Jr.

Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.

P.O. Box 26000

Greensboro, NC 27420

(336) 373-8850

(336) 232-9196 (facsimile)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee
$768,640	$82.24

*	Calculated solely for the purpose of determining the filing fee, which was based upon the option price of $10.00 per share (whereby the Company would purchase Series A Preferred Stock at $10.00 per share) multiplied by the estimated number of shares of common stock held by holders of record of fewer than 750 shares as of June 5, 2006, which shares would be converted to Series A Preferred Shares and would be subject to exercise of the option as a result of the Conversion (76,864 shares).

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid: $82.24

Form or Registration No.: Schedule 13E-3

Filing Party: South Street Financial Corp.

Date Filed: December 11, 2006

RULE 13E-3 TRANSACTION STATEMENT

This Final Amendment to Schedule 13E-3 is filed by South Street Financial Corp. (the “Company”) pursuant to Section 13(d) of the Securities Exchange Act of 1934 and Rule 13E-3 thereunder. This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the results of the Company’s conversion of all outstanding shares of Common Stock held by record shareholders owning less than 750 shares to a new class of Series A Preferred Stock (the “Conversion”).

At the Company’s Special Meeting of Stockholders held March 20, 2007 (the “Special Meeting”), the Company’s stockholders holding shares of the Company’s common stock representing the required majority of votes approved the Conversion. On March 21, 2007, the Company filed Articles of Amendment to its Articles of Incorporation with the North Carolina Secretary of State to effect the Conversion. The Conversion was effective at 11:59 p.m. on March 22, 2007. For a period of thirty days following the Effective Date, those shareholders holding shares of Preferred Stock as a result of the Conversion will be entitled to sell such shares to the Company at $10.00 a share. The Conversion did not change the shares of any shareholder who owns 750 or more shares of common stock as of the Effective Date (or who holds any number of common stock shares in their broker’s name)—they continue to own their shares of the Company’s common stock after the Conversion.

The Conversion has reduced the number of the Company’s record stockholders to less than 300, enabling the Company to terminate its registration and suspend its reporting obligations with the Securities and Exchange Commission. Concurrently with the filing of this Final Amendment to Schedule 13E-3, the Company is filing with the Securities and Exchange Commission a Form 15 to terminate its reporting obligations under Sections 12(g) and 15(d) of the Securities Exchange Act of 1934, as amended.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOUTH STREET FINANCIAL CORP.

By:	/s/ R. Ronald Swanner
R. Ronald Swanner
President and Chief Executive Officer

Dated: March 23, 2007

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